SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $7.00 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch

Chief Executive Officer

Iridium Communications Inc.

1750 Tysons Boulevard, Suite 1400

McLean, Virginia 22102

(703) 287-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Brent B. Siler

Brian F. Leaf

Cooley LLP

One Freedom Square, Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$10,869,604.86	$1,482.61

*	Estimated for purposes of calculating the amount of the filing fee only. Iridium Communications Inc. (the “Company”) is offering holders of 8,979,434 of the Company’s $7.00 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) by tendering six Warrants in exchange for one Share. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $136.40 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the NASDAQ Global Select Market on September 27, 2012, which was $1.2105.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,482.61	Filing Party:	Iridium Communications Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 2, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2012, as amended on October 17, 2012 and on October 24, 2012 (as so amended, the “Schedule TO”), by Iridium Communications Inc., a Delaware corporation (“Iridium” or the “Company”) in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $7.00 per share (the “Warrants”), to receive one Share in exchange for every six Warrants tendered by the holders thereof (approximately 0.1667 Share for every Warrant tendered). The offer is subject to the terms and conditions set forth in the Offer Letter, dated October 2, 2012, as amended on October 17, 2012 and as further supplemented on October 24, 2012 (as so amended and supplemented, the “Offer Letter”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All information in the Offer Letter, as supplemented, and the Letter of Transmittal is incorporated in this Amendment by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended to the extent provided herein.

Items 1, 4, 11 and 12.

Items 1, 4, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer Letter, are hereby amended as follows:

OFFER LETTER (Exhibit (a)(1)(A) to the Schedule TO)

The Offer Letter is hereby amended as follows:

All references in the Offer Letter to “October 30, 2012” are hereby replaced with “November 6, 2012.”

LETTER OF TRANSMITTAL (Exhibit (a)(1)(B) to the Schedule TO)

The Letter of Transmittal is hereby amended as follows:

All references in the Letter of Transmittal to “October 30, 2012” are hereby replaced with “November 6, 2012.”

FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES TO THEIR CLIENTS (Exhibit (a)(1)(D) to the Schedule TO)

The Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients (the “Letter to Brokers”) is hereby amended as follows:

All references in the Letter to Brokers to “October 30, 2012” are hereby replaced with “November 6, 2012.”

FORM OF LETTER TO BE USED BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES FOR THEIR CLIENTS (Exhibit (a)(1)(E) to the Schedule TO)

The Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients (the “Letter for Clients”) is hereby amended as follows:

All references in the Letter for Clients to “October 30, 2012” are hereby replaced with “November 6, 2012.”

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A) *	Offer Letter dated October 2, 2012, as amended on October 17, 2012 and as supplemented on October 24, 2012, as reflected in Amendment No. 1 filed with the SEC on October 17, 2012 and in Amendment No. 2 filed with the SEC on October 24, 2012, respectively.

(a)(1)(B) *	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C) *	Form of Notice of Guaranteed Delivery.

(a)(1)(D) *	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E) *	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F) *	Supplement to Offer Letter, dated October 24, 2012.

(a)(1)(G)	Press Release, dated October 29, 2012.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2012, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1(Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ Thomas J. Fitzpatrick
Name:	Thomas J. Fitzpatrick
Title:	Chief Financial Officer

Date: October 29, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A) *	Offer Letter dated October 2, 2012, as amended on October 17, 2012 and as supplemented on October 24, 2012, as reflected in Amendment No. 1 filed with the SEC on October 17, 2012 and in Amendment No. 2 filed with the SEC on October 24, 2012, respectively.

(a)(1)(B) *	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C) *	Form of Notice of Guaranteed Delivery.

(a)(1)(D) *	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E) *	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(1)(F) *	Supplement to Offer Letter, dated October 24, 2012.

(a)(1)(G)	Press Release, dated October 29, 2012.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2012, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on August 2, 2012, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1(Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $7.00 Warrants, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Amended and Restated Warrant Agreement for $7.00 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 26, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

Investor Contact:	Press Contact:

Steve Kunszabo	Ashley Eames
Iridium Communications Inc.	Iridium Communications Inc.
+1 (703) 287-7570	+1 (703) 287-7476
steve.kunszabo@iridium.com	ashley.eames@iridium.com

IRIDIUM EXTENDS EXCHANGE OFFER FOR $7.00 WARRANTS

Deadline for Tender Offer Extended in Response to Hurricane Sandy

MCLEAN, Va. — October 29, 2012 - Iridium Communications Inc. (Nasdaq: IRDM) (“Iridium”) today announced that it has amended its offer to exchange the remaining outstanding $7.00 warrants for Iridium common stock. In light of the current severe weather conditions affecting much of the Eastern seaboard, which are forecast to continue through the original expiration of the exchange offer, the Company has extended the exchange offer until Tuesday, November 6, 2012 at midnight EST to allow additional time for warrant holders to tender their $7.00 warrants.

As previously announced, Iridium is offering holders of its $7.00 warrants one share of common stock for every six warrants tendered (equivalent to approximately 0.1667 shares for every warrant tendered). The warrants currently trade under the symbol IRDMW on the NASDAQ Stock Market. Some of the warrants are included in Iridium’s outstanding Units, which trade under the symbol IRDMU on the NASDAQ Stock Market.

Warrant holders who have previously validly tendered and not withdrawn $7.00 warrants do not need to re-tender their warrants or take any other action in response to the extension of this tender offer. The terms and conditions of the tender offer, prior to the amendments described in this release, were set forth in Iridium’s Offer Letter (the “Offer Letter”) and Letter of Transmittal (the “Letter of Transmittal), each dated October 2, 2012, and the other related materials that Iridium distributed to holders of the $7.00 warrants, which were filed with the Securities and Exchange Commission (“SEC”) as exhibits to Iridium’s Schedule TO on October 2, 2012 (the “Original Tender Offer Materials”). The Original Tender Offer Materials have been amended and supplemented by Amendment No. 1 to the Schedule TO, which was filed with the SEC on October 17, 2012, Amendment No. 2 to the Schedule TO, which was filed with the SEC on October 24, 2012 and Amendment No. 3 to the Schedule TO, which was filed with the SEC on October 29, 2012 (collectively, the “Schedule TO Amendments”). The term “tender offer,” when used in this release, shall refer to the terms and conditions described in the Original Tender Offer Materials, as amended and supplemented by the Schedule TO Amendments and this release.

Important Information

This press release, and the description contained herein, are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of Iridium. Warrant holders are advised to read the offer to exchange, the letter of transmittal and all related documents, as they contain important information about the exchange offer. Security holders can obtain these documents free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Iridium may be obtained, without charge, by directing a request to Iridium, attention Investor Relations, at (703) 287-7570 or on Iridium’s website at www.iridium.com.

About Iridium Communications Inc.

Iridium is the only mobile voice and data satellite communications network that spans the entire globe. Iridium enables connections between people, organizations and assets to and from anywhere, in real time. Together with its ever-expanding ecosystem of partner companies, Iridium delivers an innovative and rich portfolio of reliable solutions for markets that require truly global communications. The company has a major development program underway for its next-generation network — Iridium NEXT. Iridium Communications Inc. is headquartered in McLean, Va., U.S.A., and its common stock trades on the NASDAQ Global Select Market under the ticker symbol IRDM. For more information about Iridium products, services and partner solutions, visit www.iridium.com.